October 8, 2009

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o Kevin Stertzel, Brad Skinner, H. Roger Schwall, and John Lucas

Atlas Mining Company
Preliminary Schedule 14A
File No. 0-31380
Amended 10-K and Amended Proxy Statement

Gentlemen:

The Company has filed an amended 10-K/A (Amendment No. 2) for the year ended December 31, 2008 and an Amended Proxy Statement (Amendment No. 2), with changes as follows.

1.
10-K/A, Consolidated Statements of Operations and Comprehensive Loss.  The line items "exploration and development costs" and "mining production costs" have been combined into a single line, "exploration costs,” in the Consolidated Statements of Operations and Comprehensive Loss.

2.	10-K/A, Item 9A. The following sentence has been deleted.

In conjunction with this conclusion, our independent registered public accounting firm has tested our internal control over financial reporting evaluation process and has provided an adverse opinion on the Company’s control over financial reporting audit report.

3.	Amended proxy statement. The incorporation by reference language is amended by adding language (in bold Italics below) to refer to amended reports and now reads as follows.

The information set forth under the following captions and on the following pages in the Company’s Annual Report of 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2008 is incorporated herein by reference thereto:

Securities and Exchange Commission
October 8, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk
Item 8.	Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm
Financial Statements:
Consolidated Balance Sheets at December 31, 2008 and 2007
Consolidated Statements of Operations and Comprehensive Loss for Years Ended December 31, 2008 and 2007
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In addition, the information set forth under the following captions and on the following pages in the Company’s Quarterly Report of 10-Q/A for the three months ended June 30, 2009 is incorporated herein by reference thereto:

Item 1.	Consolidated Financial Statements
Consolidated Balance Sheets at June 30, 3009 (unaudited) and December 31, 2008
Consolidated Statements of Operations and Comprehensive Loss (unaudited) for the Three and Six Months Ended June 30, 2009 and 2008
Consolidated Statements of Cash Flows (unaudited) for the Three and Six Months Ended June 30, 2009 and 2008
Notes to the Consolidated Financial Statements (unaudited)
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk

In connection with responding to the staff comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

If you have any questions, please contact me or Sam Haviland at 206.370.5933 or 206.370.8323, respectively.

Very Truly Yours,

William Gleeson